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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Insteel Industries, Inc.
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                                (Name of Issuer)

                           Common Stock (No Par Value)
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                         (Title of Class of Securities)

                                    45774W108
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                                 (CUSIP Number)

                              Howard O. Woltz, Jr.
                                1373 Boggs Drive
                              Mount Airy, NC 27030
                                  336-786-2141
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 4, 2000
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            (Date of Event which Requires Filing, of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing, information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
SEC 1746 (2-98)


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Cusip: 45774W108

1.       Names of Reporting Persons.  Howard O. Woltz, Jr.

         I.R.S. Identification Nos. of above persons (entities only).

2.       Check the Appropriate Box if a Member of a Group (See Instructions):

                  (a)   [ ]

                  (b)   [X]

3.       SEC Use Only___________________________________________________________

4.       Source of Funds (See Instructions): PF/OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.       Citizenship or Place of Organization: United States

Number of Shares Beneficially  Owned by Each Reporting Person With:

7.       Sole Voting Power: 411,088

8.       Shared Voting Power: 322,919

9.       Sole Dispositive Power: 411,088

10.      Shared Dispositive Power: 322,919

11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 734,007

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): X

13.      Percent of Class Represented by Amount in Row (11): 8.6%

14.      Type of Reporting Person (See Instructions): IN



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SCHEDULE 13D

Item 1:  Security and Issuer:

         Common Stock (No Par Value) (the "Common Stock")
         Insteel Industries, Inc. (the "Company")
         1373 Boggs Drive
         Mount Airy, NC  27030

Item 2:  Identity and Background:

         a.       Howard Osler Woltz, Jr.

         b.       1373 Boggs Drive
                  Mount Airy, NC  27030

         c.       Chairman
                  Insteel Industries, Inc.
                  1373 Boggs Drive
                  Mount Airy, NC  27030

         d. Howard O. Woltz, Jr. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. Howard O. Woltz, Jr. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f.       United States

Item 3:  Source and Amount of Funds or Other Consideration:

         Sole voting power consists of 350,502 shares owned directly, 130 shares owned in has 401(k) plan and stock options to purchase 60,456 shares which are exercisable within 60 days of this Schedule 13D. Howard O. Woltz, Jr. acquired 123,381 shares as his pro-rated portion of the shares held by IC Liquidating Corporation, of which he was a shareholder, which were distributed in January 1986. The shares in Mr. Woltz's 401(k) were purchased with funds of the Company under a matching provision of the plan. The remainder of the shares owned directly by Mr. Woltz were purchased with personal funds and are held as an investment.

         Shared voting power consists of 72,919 shares held in trust for the benefit of Mr. Woltz, under which Mr. Woltz and First Union National Bank are trustees under the will of Howard O. Woltz, Sr. and 250,000 shares that are held in a family limited partnership under which Mr. Woltz is a general partner.

Item 4:  Purpose of Transaction:

         Beneficial ownership reported in paragraph 5(a) reflects current beneficial ownership of reporting person and updates previous Schedule 13D report to reflect: (1) increase in beneficial ownership as a result of December 4, 2000 purchase if shares of Common Stock; and (2) certain minor transactions in the Common Stock which have occurred since the date of previous report.

Item 5:  Interest in Securities of the Issuer:

         a. Howard O. Woltz, Jr. beneficially owns 734,007 shares of the Company's Common Stock (8.6%). Of the shares beneficially owned, Mr. Woltz has the right to exercise options to purchase 60,456 shares. Joan Moore Woltz, wife of Howard O. Woltz,
                  Jr., owns directly 142,308 shares (1.7%). These shares are not included in the voting or dispositve shares or the aggregate amount beneficially owned as Howard O. Woltz, Jr. disclaims beneficial ownership of these shares.

         b. Sole Voting Power: 350,502 shares owned directly, 130 shares that are in a 401(k), and, 60,456 shares eligible to purchase through the exercise of options.

                  Shared Voting Power: 72,919 shares held in trust for the benefit of Howard O. Woltz, Jr. Voting power is shared with First Union National Bank, Fiduciary Operations NC-1060, Charlotte, NC 28288. Mr. Woltz also shares voting power of 250,000 shares which are part of a family limited partnership of which Mr. Woltz is a general partner.

                  Sole Dispositive Power: 350,502 shares owned directly, 130 shares that are in a 401(k), and, 60,456 shares eligible to purchase through the exercise of options.

                  Shared Dispositive Power:72,919 shares held in trust for the benefit of Howard O. Woltz, Jr. Voting power is shared with First Union National Bank, Fiduciary Operations NC-1060, Charlotte, NC


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                  28288. Mr. Woltz also shares voting power of 250,000 shares which are part of a family limited partnership of which Mr. Woltz is a general partner.

         c. Howard O. Woltz, Jr. purchased 100,000 shares into his brokerage account on December 4, 2000 at a price of $1.0938 per share.

         d.       Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

         Not applicable.


Item 7:  Material to be Filed as Exhibits:

         Not applicable.

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2000
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Date


/s/ Howard O. Woltz, Jr.
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Signature


Howard O. Woltz, Jr., Chairman and a Director
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Name/Title